X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

April 14, 2009

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated April 14, 2009).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 4/24

X-Cal Resources Ltd.

TSX/XCL **April 14, 2009**

News Release

UPDATE

The recent private placement with Sprott Asset Management has added new shareholders to our list. Kinross Gold Corporation also holds X-Cal shares.

X-Cal acquired 100% of the Sleeper Gold Property in mid-2006 and then concentrated on development drilling to establish the current NI-43-101 resource, which was announced in the last quarter of 2008.

A preliminary economic assessment of the gold and silver resources at Sleeper is in progress. The report is expected during the first half of 2009.

The Facilities and West Wood resource areas at Sleeper are open to step-out drilling.

A new geologic picture is apparent at Sleeper. Recent due diligence visits by mining companies have concentrated on verifying the new picture and looking at the exploration upside of the district.

Low-angled mineralized layers have been recognized at Sleeper, in addition to the known high-grade high-angle structures. The implications for tonnage, mining logistics, and future exploration are very positive.

A favorable area on the West Side of the pit should be drilled in light of current data.

Presentations titled "West Side Target and Assay Highlights" and "Evolution of the Sleeper Gold Project" can be found in the Current Reports section of the company website to assist with visualization (see www.x-cal.com).

The foundation resource at Sleeper is one aspect of 30 square mile property. Targets throughout the district are documented in an extensive database. The potential for new discoveries within the claim block is evident.

Sleeper is located in Humboldt County, Nevada.

In the Cortez Area, Lander County, Nevada, X-Cal also has properties located over two separate lower plate windows.

In the Spring Valley Area, Pershing County, Nevada X-Cal has the WR (West Rochester) property. WR was acquired based on work by Ken Snyder.

All of the above Nevada properties are 100% X-CAL. The company is debt free.

The contents of this release have been reviewed by Larry Kornze, P.Eng., who is a "Qualified Person" as defined by NI 43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740